

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

October 11, 2017

<u>Via E-Mail</u>
Joshua P. Weisenburger
Chief Financial Officer
Boston Omaha Corporation
1411 Harney St., Suite 200
Omaha, NE 68102

> **Re: Boston Omaha Corporation**
> **Form 10-Q for the interim period ended June 30, 2017**
> **Filed August 11, 2017**
> **File No. 1-38113**

Dear Mr. Weisenburger:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

<u>General</u>

1. Please disclose in future periodic filings information regarding your surety insurance activities, including your reserve policy, the period over which you recognize premiums, the maximum exposure per claim, the number of claims made during each reporting period, and any reinsurance arrangement for which you may have entered. Also in future periodic filings, disclose a roll forward of your liability of unpaid claims; refer to paragraph 3 of ASC 944-40-50.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Joshua P. Weisenburger
Boston Omaha Corporation
October 11, 2017
Page 2

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3395 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Isaac Esquivel

Isaac Esquivel
Staff Accountant
Office of Real Estate and
  Commodities